SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

24/7 REAL MEDIA, INC.

(Name of Subject Company)

24/7 REAL MEDIA, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

901314203

(CUSIP Number of Class of Securities)

David J. Moore
Chairman and Chief Executive Officer
24/7 Real Media, Inc.
132 West 31st  Street
New York, NY 10001
(212) 231-7100

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Ronald R. Papa, Esq.
Ori Solomon, Esq.

Proskauer Rose, LLP
1585 Broadway
New York, NY 10023
(212) 969-3000

☐  Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

This Amendment No. 5 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 (the “Schedule 14D-9”) initially filed by 24/7 Real Media, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 31, 2007, as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC by the Company on June 8, 2007, Amendment No. 2 to the Schedule 14D-9 filed with the SEC by the Company on June 12, 2007, Amendment No. 3 to the Schedule 14D-9 filed with the SEC by the Company on June 15, 2007 and Amendment No. 4 to the Schedule 14D-9 filed with the SEC by the Company on June 26, 2007, relating to the tender offer commenced by WPP Group plc, a United Kingdom public limited company (“WPP”), through its indirect wholly-owned subsidiary, TS Transaction, Inc., a Delaware corporation (the “Purchaser”), to acquire all of the outstanding Shares in exchange for $11.75 net to the sellers in cash without interest per Share, upon the terms and subject to the conditions of the Merger Agreement as described in the Offer to Purchase dated May 31, 2007 and in the related Letter of Transmittal contained in the Schedule TO filed by WPP and Purchaser with the SEC on May 31, 2007. Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

The information in the Schedule 14D-9 is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8. ADDITIONAL INFORMATION

Item 8 is hereby amended and supplemented as follows:

“The initial period of the Offer expired at 12:00 Midnight, New York City time, at the end of Wednesday, July 27, 2007. According to Citibank, N.A., the depositary for the Offer, 47,687,050 Shares, including 4,050,879 Shares tendered under guaranteed delivery procedures, were tendered pursuant to the Offer and not withdrawn, representing approximately 92.6% of all outstanding common stock. Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn.

On June 28, 2007, Purchaser commenced a subsequent offering period for all remaining untendered Shares that will expire at 5:00 p.m., New York City time, on Friday, July 6, 2007, unless extended. During the subsequent offering period, holders of Shares who did not previously tender their Shares into the Offer may do so and will promptly receive the same purchase price to be paid pursuant to the Offer of $11.75 per Share, net to the sellers in cash without interest. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described for the Offer in the Offer to Purchase except that (i) guaranteed delivery procedures may not be used during the subsequent offering period and (ii) Shares tendered during the subsequent offering period may not be withdrawn.”

ITEM 9. EXHIBITS

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

“(a)(14)	WPP Press Release, dated June 28, 2007”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

24/7 REAL MEDIA, INC.

By	/s/ David J. Moore
David J. Moore
Chairman and Chief Executive Officer

Dated:  June 28, 2007

EXHIBIT INDEX

(a)(14)	WPP Press Release, dated June 28, 2007